November 8, 2016	News Release 16-30
SILVER STANDARD REPORTS THIRD QUARTER 2016 RESULTS
VANCOUVER, B.C. - Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) reports consolidated financial results for the third quarter ended September 30, 2016.

Paul Benson, President and CEO said, “In the third quarter of 2016 we demonstrated increased scale and healthy margin with our record quarterly production, among other operating records. We produced nearly 113,000 gold equivalent ounces at all-in sustaining costs of $940 per ounce, and have improved guidance at our Marigold and Pirquitas mines. Importantly, we continued to drive our Operational Excellence programs, which delivered tangible results at all operations, including our updated five-year outlook at Marigold, a successful plant trial at Seabee and record production and quarterly throughput at Pirquitas.”

“We further strengthened our balance sheet, which boasts $278 million of cash and cash equivalents and $178 million of marketable securities. Our three cash-flowing mines generated $53 million of operating cash flow, while we continued investing in our future. We also demonstrated once again the value held within our project portfolio with our announced project sales in the latter part of the quarter. The team delivered solid results in the third quarter and we remain focused on generating shareholder value through all parts of our business going forward.”

Third Quarter 2016 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪	Strong financial performance: Achieved record quarterly revenue of $143.4 million, net income of $38.0 million or $0.32 per share and adjusted net income of $37.2 million or $0.31 per share.

▪	Increased cash balance: Quarter-end balance increased by $44.9 million to $277.5 million. Cash generated by operating activities totaled $53.1 million.

▪	Demonstrated scale and margin from three operations: Record quarterly production of 112,559 gold equivalent ounces at cash costs of $618 per equivalent gold ounce sold.

▪
Lowered cash costs guidance at Marigold: Reported cash costs of $636 per payable ounce of gold sold, 4% lower compared to the previous quarter, and reduced cash costs guidance to between $640 and $680 per payable ounce of gold sold. Produced 47,456 ounces of gold, on track to meet annual guidance.

▪	Strong production at Seabee: Produced 20,142 ounces of gold at cash costs of $661 per payable ounce of gold sold.

▪
Improved production and cash costs guidance at Pirquitas: Produced a record 3.0 million ounces of silver, 21% higher than the second quarter of 2016, at record low cash costs of $8.48 per payable ounce of silver sold. Increased production guidance to between 9.5 and 10.5 million ounces of silver and decreased cash costs guidance to between $9.00 and $9.50 per payable ounce of silver sold.

▪	Favorable resolution of tax dispute with Canada Revenue Agency: Settled in our favor the tax dispute with the CRA which resulted in the repayment of our deposit of $18.2 million plus accrued interest.

▪
Realized value through project portfolio: Subsequent to quarter end, completed the sale of our Parral properties in Mexico and our Diablillos and M-18 projects in Argentina, for future cash installments and shares valued at approximately $20 million.

Marigold mine, U.S.

	Three months ended
Operating data	September 30 2016	June 30 2016	March 31 2016	December 31 2015	September 30 2015
Total material mined (kt)	19,558	18,685	17,291	18,560	18,425
Waste removed (kt)	14,741	12,005	11,611	13,788	11,242
Total ore stacked (kt)	4,817	6,680	5,680	4,772	7,183
Strip ratio	3.1	1.8	2.0	2.9	1.6
Mining cost ($/t mined)	1.48	1.55	1.45	1.54	1.65
Gold stacked grade (g/t)	0.42	0.44	0.47	0.48	0.43
Processing cost ($/t processed)	0.95	0.70	0.71	0.86	0.66
Gold recovery (%)	71.0	70.7	70.0	69.9	69.7
General and admin costs ($/t processed)	0.56	0.38	0.47	0.47	0.41

Gold produced (oz)	47,456	47,195	50,520	61,461	41,262
Gold sold (oz)	47,278	47,124	48,605	62,827	39,525

Realized gold price ($/oz) (1)	1,330	1,259	1,189	1,084	1,110

Cash costs ($/oz) (1)	636	663	719	727	719
AISC ($/oz) (1)	1,139	1,067	841	799	998

Financial data ($000s)
Revenue	62,831	59,197	57,742	67,936	43,836
Income from mine operations	23,156	17,641	11,227	7,902	7,288
Capital investments	8,310	10,154	8,796	3,641	8,931
Capitalized deferred stripping	13,787	7,231	1,435	—	—
Exploration expenditures (2)	1,145	1,597	1,102	731	1,944

(1)
We report the non-GAAP financial measures of realized gold prices, cash costs and all-in sustaining costs ("AISC") per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our management's discussion and analysis of the financial position and results of operation for the three and nine months ended September 30, 2016 ("MD&A").

(2)	Includes capitalized and expensed exploration expenses.

Mine production

We produced 47,456 ounces of gold in the third quarter of 2016, in line with our second quarter gold production and on target to meet previously increased annual guidance. The construction of a new leach pad was completed on schedule and under budget in the latter half of the third quarter. The additional leach pad capacity and higher amount of ore tonnes stacked earlier in the year are expected to result in strong fourth quarter gold production.

A total of 19.6 million tonnes of material was mined in the third quarter, 5% higher than the second quarter of 2016 and a record for the mine, due to increased hauling capacity added to the fleet earlier in the year and shorter haul distances relating to the higher strip ratio. Approximately 4.8 million tonnes of ore were delivered to the leach pads at a gold grade of 0.42 g/t, containing approximately 47,000 recoverable ounces of gold stacked during the quarter. The strip ratio increased to 3.1:1 in the third quarter as we began stripping of the next phase of the Mackay pit. Gold recovery was 71% in the third quarter.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include all costs of inventory, refining costs and royalties, of $636 per payable ounce of gold sold in the third quarter of 2016 were lower than cash costs of $663 per payable ounce of gold sold in the second quarter of 2016 as costs of inventory decreased due to improved mining costs and increased capitalized stripping. Costs per tonne mined decreased to $1.48 per tonne in the third quarter of 2016, 5% lower than in the second quarter of 2016 due to maintaining expenditure levels despite the increase in total tonnes mined. Processing unit costs were 36% higher in the third quarter of 2016 than in the second quarter of 2016 due to fewer tonnes stacked resulting from the higher strip ratio. General and administrative unit costs were also higher in the third quarter of 2016 than in the second quarter of 2016 due to fewer tonnes stacked but were comparable on an absolute basis.

AISC of $1,139 per payable ounce of gold sold in the third quarter of 2016 increased from $1,067 in the second quarter of 2016 due to higher capitalized stripping and capital expenditures related to the construction of the new leach pad during the second and third quarters of 2016.

Mine sales

A total of 47,278 ounces of gold were sold at an average price of $1,330 per ounce during the third quarter of 2016, compared to 47,124 ounces of gold sold at a 6% lower average price of $1,259 per ounce during the second quarter of 2016.

Exploration

Exploration activities in the third quarter of 2016 focused on drilling at the HideOut target and the Valmy property. The objective of these drilling activities is to convert Mineral Resources to Mineral Reserves and to expand Mineral Resources, in certain instances. As reported on November 7, 2016, two track-mounted rigs completed 13,408 meters of reverse circulation drilling in 50 drillholes on targets where previous results show potential for Mineral Resource additions or Mineral Reserve conversion. The 500-meter long corridor between HideOut and the 8 South pit extension area has been a focus of drilling activity. At the Valmy property, drilling during the quarter continued to extend the zone of mineralization to the south and east of the known mineralization at the Valmy pit. Results to date are expected to expand Mineral Resources. We expect to continue drilling outside of the current pit areas, including the eastern extension of the Basalt pit mineralization.

We expanded our gravity survey coverage at Marigold to include the additional lands to the east, south and west of the original mineral claims. These data, together with our understanding of the sub-surface geology, have been used to select drill sites for the deep sulphide exploration program targeting a high grade style of mineralization similar to that found at the Turquoise Ridge mine located 56 kilometers north of the Marigold mine. We expect to complete one deep core hole by the end of the fourth quarter of 2016, representing the sixth deep core hole targeting higher-grade sulphide mineralization. We plan to complete a total of three deep core holes by the end of the first quarter of 2017.

The results from our ongoing exploration program and the completed Assay Program will be included in our annual 2016 Mineral Reserves and Mineral Resources estimate to be published in the first quarter of 2017.

Seabee Gold Operation, Canada

Operating data	Three months ended September 30, 2016	Period from Acquisition to June 30, 2016 (1)	Three months ended June 30, 2016 (2)
Total ore milled (t)	82,756	18,856	71,218
Ore milled per day (t/day)	900	629	783
Gold mill feed grade (g/t)	7.40	7.79	7.97
Mining costs ($/t mined)	58	110	N/A
Processing costs ($/t processed)	19	29	N/A
Gold recovery (%)	96.5	96.6	96.8
General and admin costs ($/t processed)	37	61	N/A

Gold produced (oz)	20,142	6,721	17,524
Gold sold (oz)	21,911	11,306	16,305

Realized gold price ($/oz) (3)	1,334	1,278	1,271

Cash costs ($/oz) (3,5)	661	663	N/A
AISC ($/oz) (3,5)	840	776	N/A

Financial data ($000s)
Revenue	29,214	14,437	N/A
Income from mine operations	4,126	1,216	N/A
Capital development	2,104	803	N/A
Capital investments	579	337	N/A
Exploration expenditures (4)	1,206	117	N/A

(1)
The data presented in this column is for the period from May 31, 2016, to June 30, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation following our acquisition of Claude Resources Inc. ("Claude Resources").

(2)
The data presented in this column includes operating results for the Seabee Gold Operation for the entire second quarter of 2016, including the period from April 1 to May 30, 2016 prior to our acquisition of Claude Resources.

(3)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our MD&A.

(4)	Includes capitalized and expensed exploration expenses.

(5)	The non-GAAP measure of cash costs from the Seabee Gold Operation was adjusted to eliminate the adjustment of inventory to fair value as at the date of our acquisition of Claude Resources.

Mine production

The Seabee Gold Operation consists of the Seabee and Santoy underground mines, both of which feed a single processing facility. The mine produced 20,142 ounces of gold in the third quarter of 2016 despite a three-day continuation of the ten-day unplanned power outage which commenced in June 2016.

A total of 82,756 tonnes of ore were milled at a gold grade of 7.4 g/t in the third quarter of 2016. The gold recovery was 96.5%. As part of our initial Operational Excellence plan for the Seabee Gold Operation, we successfully trialed higher mill throughput during the month of August. The mill processed ore at or above 1,000 tonnes per day, with an average of 998 tonnes per day in the month. We achieved this with minor modifications to the processing facility, while maintaining gold recovery. As a result, we were able to increase mill throughput in the third quarter by 15% to 900 tonnes per day, compared to the second quarter of 2016. We are reviewing the long-term mine plan to determine the feasibility of higher, sustainable throughput rates.

During the third quarter of 2016, the Santoy mine provided approximately 82% of total ore milled, while the Seabee mine provided 18%.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs per payable ounce of gold sold, which include all costs of inventory, refining costs and royalties and exclude the effect of the fair value adjustment at our acquisition of Claude Resources, were $661 in the third quarter of 2016. Costs per tonne mined were $58 per tonne in the third quarter, processing unit costs were $19 per tonne processed and general and administration unit costs were $37 per tonne. The decrease in the costs per tonne mined and milled in the third quarter of 2016 from June 2016 is due to higher tonnes mined and milled in total and also per day. Additionally, only a three-day unplanned power outage affected the third quarter of 2016, whereas in June 2016 the power outage lasted seven days.

AISC per payable ounce of gold sold, which also exclude the effect of the fair value adjustment at acquisition, were $840 in the third quarter of 2016, as capital spending remained modest with exploration spending increasing consistent with our objective of adding Mineral Reserves and Mineral Resources at the mine.

Mine sales

A total of 21,911 ounces of gold were sold at an average price of $1,334 per ounce during the third quarter of 2016.

Exploration

For 2016, the Seabee Gold Operation planned 65,000 meters of underground drilling and 18,000 meters of surface drilling with the objective to increase and convert Mineral Resources into Mineral Reserves. As reported on November 7, 2016, during the third quarter, we completed 13,540 meters of underground diamond drilling to upgrade Inferred Mineral Resources and explore further the extensions to the Santoy 8A and Santoy Gap deposits. From surface, we completed 6,172 meters of drilling exploring the down plunge extension of Santoy Gap 9A, 9B, and 9C deposits. Drilling intersected the projections of the mineralized structures at expected depths with anomalous results. Seven surface and underground drillholes were completed at the Santoy 8A target, of which five results were notable. Highlighted drill results from the third quarter include 5.8 meters at a grade of 27.86 g/t gold (SUG-16-920) from the 8A zone, 4.1 meters at a grade of 33.8 g/t gold (SUG-16-063) from the 9C zone and 5.0 meters at a grade of 31.94 g/t gold (SUG-16-919) from the 8A zone.
For the fourth quarter of 2016 at the Seabee Gold Operation, our focus underground and from surface will be on infill drilling at Santoy Gap with the objective to convert Inferred Mineral Resources to Measured and Indicated Mineral Resources.

On October 6, 2016, we announced an option agreement to acquire an 80% interest in the adjacent Fisher property which lies south on strike from the ore deposits at Santoy Gap and 8A. This agreement doubles our prospective land position at the Seabee Gold Operation and planning for exploration work is underway.

Pirquitas mine, Argentina

	Three months ended
Operating data	September 30 2016	June 30 2016	March 31 2016	December 31 2015	September 30 2015
Total material mined (kt)	2,385	2,543	2,520	2,712	2,746
Waste removed (kt)	1,584	1,814	1,726	1,966	2,219
Ore mined (kt)	801	729	794	746	527
Strip ratio	2.0	2.5	2.2	2.6	4.2
Silver mined grade (g/t)	190	189	181	187	188
Mining costs ($/t mined)	3.80	3.54	2.97	3.78	3.94
Ore milled (kt)	455	425	418	421	410
Silver mill feed grade (g/t)	264	238	247	237	238
Processing cost ($/t milled)	14.78	15.10	13.58	20.60	21.53
Silver recovery (%)	79.0	77.6	79.7	80.8	82.0
General and admin costs ($/t milled)	5.84	6.22	5.68	8.09	8.13

Silver produced ('000 oz)	3,047	2,526	2,639	2,588	2,576
Silver sold ('000 oz)	2,947	2,594	3,223	1,943	2,819

Realized silver price ($/oz) (1)	19.64	16.52	14.94	15.00	14.97

Cash costs ($/oz) (1)	8.48	8.87	8.93	10.96	11.02
AISC ($/oz) (1)	9.87	10.03	9.67	12.78	12.68

Financial Data ($000s)
Revenue	51,336	45,141	47,711	22,656	33,355
Income (loss) from mine operations (2)	31,908	25,205	12,071	(28,387)	(14,684)
Capital investments	3,158	2,057	1,578	2,305	2,500
Capitalized stripping	—	—	—	—	—
Exploration expenditures	7	25	22	234	1,124

(1)
We report the non-GAAP financial measures of realized silver prices, cash costs and AISC per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our MD&A.

(2)
Income (loss) from mine operations for the quarters ended December 31, 2015, and September 30, 2015, include $24.6 million and $7.7 million, respectively, of non-cash adjustments to stockpile, warehouse inventory and severance provision at the Pirquitas mine.

Mine production

The Pirquitas mine produced 3.0 million ounces of silver during the third quarter of 2016, a quarterly record for the mine, which enabled our 2016 production guidance to be increased. Higher silver production is a result of record ore tonnes milled, higher silver mill feed grade and higher silver recovery.

Ore was milled at an average rate of 4,946 tonnes per day in the third quarter. During August 2016, the mill operated at an average rate of over 5,200 tonnes per day, a record for the mill since it began operating, a result of one of our ongoing Operational Excellence programs. Ore milled contained an average silver grade of 264 g/t, 11% higher than the 238 g/t reported in the second quarter as additional tonnes of higher grade ore, relative to the production model, encountered in the lower benches of the San Miguel open pit enabled selective milling of higher grades and stockpiling of lower grades. Detailed planning and consultation for the cessation of open pit mining in the first quarter of 2017 is well underway. Thereafter, medium and lower grade stockpile material will be processed through the plant in 2017. The average recovery rate for silver in the third quarter of 79.0% was 2% higher than the 77.6% in the previous quarter.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include cost of inventory, treatment and refining costs and by-product credits, decreased by 4% to $8.48 per payable ounce of silver sold in the third quarter of 2016 from $8.87 per payable ounce of silver sold in the second quarter of 2016. Mining costs per tonne increased due primarily to longer hauls, higher diesel prices and inflation which increased at a rate greater than the Argentine peso devalued. This increase was more than offset by the lower processing costs and general and administration costs per tonne due to higher plant throughput. The second quarter of 2016 benefited marginally from residual by-product revenue from zinc of about $0.20 per payable ounce of silver sold whereas, as planned, there were no zinc sales in the current quarter.

AISC of $9.87 per payable ounce of silver sold were lower in the third quarter of 2016 than the $10.03 per payable ounce of silver sold in the second quarter of 2016 despite higher capital spend as we commenced the construction on the phase 5 tailings lift required to process stockpiles to the end of 2017.

Mine sales

We recognized sales of 2.9 million ounces of silver, higher than the 2.6 million in the second quarter, as a result of higher production and timing of concentrate shipments.

Chinchillas project, Argentina

During the second quarter of 2016, Golden Arrow Resources Corporation ("Golden Arrow") released a revised Mineral Resources estimate and technical report for the Chinchillas project following an infill drilling program of 115 core drillholes comprising 15,142 meters of drilling. As part of the continuing engineering studies, a program of condemnation drilling commenced beneath areas selected for major infrastructure, such as the waste rock facility. During the third quarter, 16 core drillholes for 3,252 meters were completed to investigate the presence of near surface mineralization underlying and proximal to the proposed waste rock facility. The results of this work were reported by Golden Arrow in news releases on September 7, 2016, and October 3, 2016. In addition to this work, geotechnical, hydrological, metallurgical and environmental baseline studies, along with community engagement programs, continued. In the third quarter of 2016, we funded approximately $2.9 million for work on the Chinchillas project, bringing total expenditures to date to $10.5 million.
We are undertaking the relevant engineering studies to determine the economic viability of the Chinchillas project as a satellite mine feeding the Pirquitas plant and extending the life of the operation. Our option agreement with Golden Arrow requires the notice of exercise in regards to forming a joint venture by March 31, 2017. All technical work is scheduled for completion in advance of that date to enable a decision with regards to such notice.

Export duties

We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) ("Customs") levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs has asserted that the Pirquitas mine is subject to this duty. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court (Jujuy) in Argentina.

The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010, that prohibited the Customs from withholding the 10% export duty on silver concentrate (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. On June 21, 2016 the Federal Court (Jujuy) ruled that the Injunction would remain in place subject to certain conditions, including the provision by August 5, 2016, of a guarantee by Silver Standard against liabilities arising from export duties and applicable interest as well as security from Mina Pirquitas, LLC on certain assets at the Pirquitas mine. We have appealed the condition to provide the parent guarantee. The requirement for the guarantee and security is suspended pending the outcome of that appeal. We are also continuing discussions with the Federal Tax Authority and other government officials for potential resolution of the claim. We cannot predict the outcome of the court proceedings and those discussions. If we do not reach a successful resolution of the matter, the Federal Tax Authority may make further application to the court to have the Injunction lifted and, upon that, initiate proceedings to collect the accrued export duties and its claimed interest. The lifting of the Injunction does not impact our underlying challenge of the legality of the application of export duties or remedies available under the Fiscal Agreement. Changes in our assessment of this matter could result in material adjustments to our consolidated statements of income (loss).

Outlook

This section of the news release provides management's production and cost estimates. See "Cautionary Note Regarding Forward-Looking Statements."
We completed the acquisition of Claude Resources Inc. ("Claude Resources"), which owned the Seabee Gold Operation in northern Saskatchewan, Canada, on May 31, 2016. The operation has been in continuous production since 1991 and consists of two operating mines (the Seabee mine and Santoy mine complex), a central milling facility, camp facilities and important regional exploration targets. We also acquired the 40,400 hectare Amisk gold project in northeastern Saskatchewan.

With strong operating performance through the third quarter of 2016 combined with our outlook for the fourth quarter, we are able to improve certain guidance metrics.

At the Marigold mine, for the third time this year, annual cash costs guidance is being reduced to between $640 and $680 per payable ounce of gold sold from previous guidance of between $650 and $700 per payable ounce of gold sold reflecting continued lower diesel prices and the overcall of mined ounces from the Mackay open pit. Production, capital and capitalized stripping guidance at Marigold remain unchanged.

Annual silver production guidance for the Pirquitas mine has been revised upward for the second time this year to between 9.5 and 10.5 million ounces from previous guidance of between 9.0 and 10.0 million ounces, due to additional ore tonnes being mined from the lower benches of the San Miguel open pit. Additionally, for the third time this year, cash costs guidance is being reduced to between $9.00 and $9.50 per payable ounce of silver sold, reflecting lower diesel prices, continued stronger operating performance and effective cost control. Capital expenditure guidance at Pirquitas remains unchanged.

Operating Guidance		Marigold mine	Seabee Gold Operation(2)	Pirquitas mine
Gold Production	oz	200,000 - 210,000	32,000 - 35,000	—
Silver Production	Moz	—	—	9.5 - 10.5
Cash costs per payable ounce sold (1)	$/oz	640 - 680	610 - 640	9.00 - 9.50
Capital Expenditures	$M	32	2	12
Capitalized Stripping Costs	$M	30	6	—

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. See “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our MD&A.

(2)	Guidance for the Seabee Gold Operation is for the period from July 1, 2016 to December 31, 2016, and is estimated based on an exchange rate of 1.30 CAD/USD.

Consolidated Financial Summary

Selected Financial Data (1)
	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
	$	$	$	$
Revenue	143,381	77,191	363,669	284,730
Income (loss) from mine operations (2)	59,190	(7,396)	126,550	39,325
Operating income (loss) (2)	50,248	(50,733)	89,099	(24,244)
Net income (loss) for the period (2)	38,042	(59,416)	52,825	(57,580)
Basic income (loss) per share	0.32	(0.74)	0.54	(0.71)
Adjusted income (loss) before tax (3)	45,168	(11,844)	83,996	7,037
Adjusted net income (loss) (3)	37,214	(10,127)	69,405	(5,891)
Adjusted basic income (loss) per share (3)	0.31	(0.13)	0.71	(0.07)
Cash generated by operating activities	53,066	998	96,554	53,560
Cash (used in) investing activities	(10,581)	(17,288)	(19,222)	(33,766)
Cash generated by (used in) financing activities	2,599	—	(11,400)	(1,649)

Financial Position	September 30, 2016	December 31, 2015
Cash and cash equivalents	277,544	211,862
Current assets - total	690,206	476,734
Current liabilities - total	133,943	135,851
Working capital	556,263	340,883
Total assets	1,454,618	871,677

(1)	All values are presented in thousands of U.S. dollars, except per share values.

(2)
Loss from mine operations for the three and nine months ended September 30, 2015 includes a $7.7 million non-cash write-down of stockpile inventory to its net realizable value at the Pirquitas mine. Operating Loss and Net Loss for the three and nine months ended September 30, 2015 include non-cash, pre-tax impairment charge and write-downs of $42.2 million related to the Pirquitas mine.

(3)	We report non-GAAP measures including adjusted income before- and after-tax, to manage and evaluate our operating performance. Please see "Cautionary Note Regarding Non-GAAP Measures".

Quarterly financial summary

The 86% increase in quarterly revenue compared to the third quarter of 2015 was due to higher realized prices of gold by 20% and silver by 31%, combined with a 48% increase in gold equivalent ounces sold, largely due to sales from the newly-acquired Seabee Gold Operation and stronger sales and production from the Pirquitas mine.

Income from mine operations in the third quarter of 2016 generated a positive gross margin of 41%, significantly higher than the negative 10% margin in the third quarter of 2015 due to higher precious metals prices, lower cost of sales, particularly at the Pirquitas mine, and the addition of the Seabee Gold Operation. The loss from mining operations in the third quarter of 2015 was also negatively impacted by the write-down of low grade stockpiles at the Pirquitas mine in the amount of $7.7 million. Operating income in the third quarter of 2015 was negatively impacted by a $34.5 million impairment of the Pirquitas mine.

Cash generated by operating activities increased significantly to $53.1 million compared to $1.0 million in the third quarter of 2015. The higher prices of gold and silver and the higher volumes sold at lower unit cost generated significantly higher cash from operating activities. We used $10.6 million in investing activities in the third quarter of 2016 compared to $17.3 million in the third quarter of 2015. Investments relating to the addition of the Seabee Gold Operation, seasonally higher investments at Marigold and capitalized stripping totaling $30.8 million were partially offset by receipt of our deposit of $18.2 million plus accrued interest from the Canada Revenue Agency ("CRA"). In the comparative quarter of 2015, we invested $13.0 million in plant and equipment at the Marigold mine, and acquired the Valmy property for $11.5 million and this was offset by the release of $7.5 million of restricted cash.

Year-to-date financial summary

The increase in revenue for the nine months ended September 30, 2016, of 28%, compared to the nine months ended September 30, 2015, resulted from higher sales of gold equivalent payable ounces by 17% due to sales from the newly-acquired Seabee Gold Operation and strong performance at the Pirquitas mine and also higher prices of gold by 7.5% and silver by 6%.

Income from mine operations in the nine months ended September 30, 2016, generated a gross margin of 35%, higher than the 14% in the nine months ended September 30, 2015, mainly due to higher precious metals prices and lower cost of sales, particularly at the Pirquitas mine. The income from mine operations in the nine months ended September 30, 2015, was also negatively impacted by the write-down of low grade stockpiles at the Pirquitas mine in the amount of $7.7 million. Operating income in the nine months ended September 30, 2016, was significantly higher than in the comparative period which was also negatively impacted by a $34.5 million impairment of the Pirquitas mine.

Cash generated from operating activities was $96.6 million in the nine months ended September 30, 2016, compared to $53.6 million in the comparative period of 2015 as a result of improved margins at Marigold and Pirquitas and the addition of the strong cash producing Seabee Gold Operation in May 2016. In the nine months ended September 30, 2016, we invested $31.2 million in plant and equipment and $22.5 million in capitalized stripping primarily at the Marigold mine, higher by $3.5 million and $9.9 million, respectively, than in the comparative period. Cash used in investing activities was significantly lower in the nine months ended September 30, 2016, than in the nine months ended September 30, 2015, as we received $16.9 million of cash in the Claude Resources acquisition, collected the CRA deposit of $18.2 million plus accrued interest and received $4.4 million from the sale of marketable securities. In the comparative period, we paid the deposit to CRA but received $20.0 million as a final payment from the sale of the San Agustin project. Cash used in financing activities in the nine-month period includes repayment of Claude Resources' $13.7 million credit facility, full repayment of the short-term debt in Argentina and receipt of $6.4 million from the exercise of stock options.

Corporate Summary

The tax dispute with the CRA has now been settled in our favor. On August 24, 2016, the CRA issued a new notice of reassessment for each of the 2010 and 2011 taxation years reversing the Notice of Reassessment (“NOR”) issued to us in January 2015 and, on September 2, 2016, refunded the deposit we paid to the CRA to appeal, plus accrued interest from the date of payment of the deposit. Following the receipt of the deposit, with accrued interest, the Department of Justice (“DOJ”) filed a notice of discontinuance of our appeal with the Tax Court of Canada.

In September 2016, we announced the sale of 100% of our Parral properties in Chihuahua, Mexico, including the Veta Colorada, La Palmilla, and San Patricio properties (collectively, the “Parral properties”) to Endeavour Silver Corp. (“Endeavour Silver”) for $6.0 million of Endeavour Silver shares (based on the average of the closing prices of Endeavour Silver shares sold on the NYSE during the ten trading days prior to September 13, 2016). We also announced a transaction on our Diablillos and M-18 projects, located in Argentina, with Huayra Minerals Corporation ("Huayra") for cash payments of approximately $1.5 million over the first two years and $12.5 million over the following three to five years, a 19.9% equity interest in Huayra, with free carried interest until the completion of a public offering of $5.0 million or more, and a 1.0% net smelter returns royalty on production from each of the projects. Each of these transactions were completed subsequent to quarter end.

On August 19, 2016, we sold 100% of our Juncal and La Flora projects in Region II, Chile to Austral Gold Limited (ASX: AGD) for aggregate consideration of $250,000 in cash and a 1.0% net smelter return royalty on production from the projects.

Qualified Persons
The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Gordon Reed, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Reed is our General Manager at the Seabee Gold Operation and Mr. Edmunds is our Chief Geologist, Exploration. The scientific and technical information contained in this news release relating to the Pirquitas mine has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Butcher is our Director, Mine Planning.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited condensed consolidated interim financial statements and our MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.silverstandard.com.

▪	Conference call and webcast: Wednesday, November 9, 2016, at 11:00 a.m. EST.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	ir.silverstandard.com

▪	The conference call will be archived and available at ir.silverstandard.com.
Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 0879
All other callers:	+1 (412) 317-0088, replay code 0879

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs, total costs and AISC per payable ounce of gold, silver and other metals sold; expected exploration and development expenditures; the prices of gold, silver and other metals; the timing of cessation of San Miguel open pit mining activities and stockpile processing at the Pirquitas mine; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the anticipated benefits from our acquisition of Claude Resources; expected timing to complete engineering studies at the Chinchillas project and make a decision about whether to move forward with the project; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs and total costs of production at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the expected benefits of the new leach pad at the Marigold mine; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to expand Mineral Resources and convert Mineral Resources into Mineral Reserves; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, the Pirquitas mine and our projects; our ability to replace Mineral Reserves; our ability to successfully integrate our acquisition of Claude Resources; subject to exercising our election to proceed, our ability to complete and successfully integrate Golden Arrow’s Chinchillas project, on a joint venture basis, into our current operations; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; potential export duty and related interest on past production and sales of silver concentrate from the Pirquitas mine; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine, including the expected closure of the Pirquitas mine in 2017, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and changes to the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors' involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs, total costs and AISC per payable ounce of precious metals sold, realized metal prices, adjusted income (loss) before tax, adjusted income tax (expense), adjusted net income (loss) and adjusted basic earnings (loss) per share. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. Readers should refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of our MD&A, available under our corporate profile at www.sedar.com or on our website at www.silverstandard.com, for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.